SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cantor Equity Partners, Inc.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G4491L 104

(CUSIP Number)

Howard W. Lutnick
110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4491L104

1	Names of Reporting Person. Cantor EP Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,800,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person OO

(1)	Includes 300,000 Class A ordinary shares, $0.0001 par value, of the Issuer (“Class A Ordinary Shares”) and 2,500,000 Class B ordinary shares, $0.0001 par value, of the Issuer (“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-280230).

CUSIP No. G4491L104

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,800,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person PN

(1)	Represents the Ordinary Shares directly owned by the Sponsor as described above.

CUSIP No. G4491L104

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,800,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person CO

(1)	Represents the Ordinary Shares directly owned by the Sponsor as described above.

CUSIP No. G4491L104

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,800,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person IN

(1)	Represents the Ordinary Shares directly owned by the Sponsor as described above.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on August 21, 2024 (the “Original Schedule 13D”) by Cantor EP Holdings, LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”) relating to their beneficial ownership of Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), of Cantor Equity Partners, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by updating previously reported information with respect to the following item:

On November 21, 2024, Mr. Lutnick shared a statement in response to being nominated by U.S. President Donald J. Trump to serve as U.S. Secretary of Commerce in which he stated that upon U.S. Senate confirmation he will step down from his positions at Cantor (which would include at the Issuer) and he intends to divest his interests in Cantor to comply with U.S. government ethics rules.

The Reporting Persons and the Issuer expect to disclose further details at a later date.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is on the basis of a total of 12,800,000 Ordinary Shares, including 10,300,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares, issued and outstanding as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 13, 2024.

As of the date hereof, the Sponsor directly owns 300,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-280230). None of the other Reporting Persons directly own any Ordinary Shares.

Sponsor
a)		Amount beneficially owned: 2,800,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,800,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,800,000
Cantor
a)		Amount beneficially owned: 2,800,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,800,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,800,000
CFGM
a)		Amount beneficially owned: 2,800,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,800,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,800,000
Howard W. Lutnick
a)		Amount beneficially owned: 2,800,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,800,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,800,000

The Sponsor is the record holder of the Ordinary Shares reported herein. The Sponsor is controlled by its sole member, Cantor. Cantor is controlled by its managing general partner, CFGM. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and therefore controls CFGM. Accordingly, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the Ordinary Shares reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of the Ordinary Shares reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented with the information contained in Item 4, which is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment with respect to the undersigned is true, complete and correct.

Date: November 21, 2024

CANTOR EP HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Amendment No. 1 to Schedule 13D, dated November 21, 2024, filed by Cantor EP Holdings, LLC,
Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick – Cantor Equity Partners, Inc.]